EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

					(dollars in millions)
	Six
	Months
	Ending	Fiscal Years
	March 29, 2014	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before income taxes and equity method investment earnings	$720	$1,254	$949	$1,066	$1,224	$(541)
Add: Fixed charges	92	219	264	305	360	388
Add: Amortization of capitalized interest	3	5	5	4	3	4
Less: Capitalized interest	(5)	(8)	(10)	(9)	(11)	(3)
Total adjusted earnings	810	1,470	1,208	1,366	1,576	(152)
Fixed Charges:
Interest	49	116	150	191	240	289
Capitalized interest	5	8	10	9	11	3
Amortization of debt discount expense	4	28	39	44	46	38
Rentals at computed interest factor (1)	34	67	65	61	63	58
Total fixed charges	$92	$219	$264	$305	$360	$388

Ratio of Earnings to Fixed Charges	8.80	6.71	4.58	4.48	4.38
Insufficient Coverage						540

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.